Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in millions)

(Unaudited)

	Three Months Ended	Year Ended December 31,
	March 31, 2016	2015 (restated)	2014	2013	2012	2011

Earnings:

Pretax income (loss) from continuing operations	$(7.8)	$(4.3)	$(23.7)	$(17.1)	$(28.2)	$(8.7)
Add:
Fixed charges	7.5	27.5	24.4	15.0	15.9	15.3

Earnings adjusted for fixed charges	(0.3)	23.2	48.1	(2.1)	(12.3)	6.6

Fixed Charges:
Interest expensed and capitalized	$5.1	$19.5	$18.3	$8.6	$7.1	$7.4
Amortization of discount and capitalized expenses related to indebtedness	0.7	2.2	2.1	2.7	4.2	3.7
Estimate of interest within rental expense (2)	1.7	5.8	4.0	3.7	4.6	4.2

Total Fixed Charges	$7.5	$27.5	$24.4	$15.0	$15.9	$15.3

Ratio of Earnings to Fixed Charges (3)	—	—	2.0	—	—	—

(1)	Our statement of computation of ratio of earnings to fixed charges should be read in conjunction with our consolidated financial statements and our notes to consolidated financial statements for matters that affect the comparability of the information presented above. In addition, our results for all periods presented have been recast to reflect our Pennsylvania precast operation as discontinued operations, as a result of its reclassification to held for sale during 2014.
(2)	One-third of rent expense is deemed to be representative of interest.
(3)	Our earnings were insufficient to cover fixed charges by $8.7 million, $28.2 million, $17.1 million and $4.3 million for the years ended December 31, 2011, 2012, 2013 and 2015, respectively, and by $7.8 million for the three months ended March 31, 2016.